# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NAVIENT CORP, CIK 0001593538
CUSIP: 63938C108
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 13865 SUNRISE VALLEY DRIVE, HERNDON, Virginia (VA), 20171
Date of event which requires filing of this statement: 12/20/2024
Amends the filing with accession number 0000921895-22-000769
Filed by CIK 0001406888
Persons authorized to receive notices and communications: EDWARD BRAMSON, SHERBORNE INVESTORS MANAGEMENT LP, 135 East 57th Street, New York, New York (NY), 10022, 212-735-1000; STEPHEN WELKER, SHERBORNE INVESTORS MANAGEMENT LP, 135 East 57th Street, New York, New York (NY), 10022, 212-735-1000; KENNETH MANTEL, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Sherborne Investors Management LP (CIK 0001406672): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 29,449,997; sole dispositive power 0; shared dispositive power 29,449,997; aggregate amount beneficially owned 29,449,997 (27.4% of the class)
- Sherborne Strategic Fund F, LLC (CIK 0002039965): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 29,449,997; sole dispositive power 0; shared dispositive power 29,449,997; aggregate amount beneficially owned 29,449,997 (27.4% of the class)
- Newbury Investors LLC (CIK 0001914278): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Sherborne Investors Master GP, LLC (CIK 0002013694): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 29,449,997; sole dispositive power 0; shared dispositive power 29,449,997; aggregate amount beneficially owned 29,449,997 (27.4% of the class)
- Sherborne Investors lp (CIK 0001406888): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 29,449,997; sole dispositive power 0; shared dispositive power 29,449,997; aggregate amount beneficially owned 29,449,997 (27.4% of the class)
- Sherborne Investors Gp, LLC (CIK 0001373507): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 29,449,997; sole dispositive power 0; shared dispositive power 29,449,997; aggregate amount beneficially owned 29,449,997 (27.4% of the class)
- Sherborne Investors Management gp, llc (CIK 0001406671): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 29,449,997; sole dispositive power 0; shared dispositive power 29,449,997; aggregate amount beneficially owned 29,449,997 (27.4% of the class)
- BRAMSON EDWARD J (CIK 0001016268): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 29,449,997; sole dispositive power 0; shared dispositive power 29,449,997; aggregate amount beneficially owned 29,449,997 (27.4% of the class)
- Welker Stephen (CIK 0001914277): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 29,449,997; sole dispositive power 0; shared dispositive power 29,449,997; aggregate amount beneficially owned 29,449,997 (27.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: NAVIENT CORP
Address of issuer's principal executive offices: 13865 SUNRISE VALLEY DRIVE, HERNDON, Virginia (VA), 20171
Comment: The following constitutes Amendment No. 9 to the Schedule 13D filed by the undersigned ("Amendment No. 9"). This Amendment No. 9 amends the Schedule 13D as specifically set forth herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On December 20, 2024, Sherborne Investors Management LP and certain of its affiliates (collectively, "Sherborne") and the Issuer entered into Amendment No. 2 to the Nomination and Cooperation Agreement (the "Amendment"), amending that certain Nomination and Cooperation Agreement, dated as of April 14, 2022, as previously amended by Amendment No. 1 to Nomination and Cooperation Agreement, dated as of December 14, 2023 (as amended, the "Agreement").

The Issuer's Board of Directors has agreed to appoint Edward J. Bramson as Chair of the Board, effective upon the conclusion of the Issuer's 2025 annual meeting of stockholders.

The Amendment amends the Agreement to extend the "Covered Period", during which certain customary standstill provisions and other terms apply, at least through the earlier of (x) the closing of the Issuer's 2025 annual meeting of stockholders and (y) 5:00 p.m. Eastern Time on June 30, 2025. The foregoing description of the Amendment is qualified in its entirety by reference to the Amendment, which is attached as Exhibit 1 hereto and is incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On December 20, 2024, Sherborne and the Issuer entered into the Amendment, as defined and described in Item 4 above and attached as Exhibit 1 hereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1 - Amendment No. 2 to Nomination and Cooperation Agreement, dated as of December 20, 2024, by and among Sherborne Investors Management LP, Newbury Investors LLC, Sherborne Strategic Fund F, LLC, Edward J. Bramson and Navient Corporation.

## Signatures
- Sherborne Investors Management LP: /s/ Stephen Welker, Stephen Welker, Managing Director (12/26/2024)
- Sherborne Strategic Fund F, LLC: /s/ Stephen Welker, Stephen Welker, Managing Director (12/26/2024)
- Newbury Investors LLC: /s/ Stephen Welker, Stephen Welker, Managing Director (12/26/2024)
- Sherborne Investors Master GP, LLC: /s/ Stephen Welker, Stephen Welker, Managing Director (12/26/2024)
- Sherborne Investors lp: /s/ Stephen Welker, Stephen Welker, Managing Director (12/26/2024)
- Sherborne Investors Gp, LLC: /s/ Stephen Welker, Stephen Welker, Managing Director (12/26/2024)
- Sherborne Investors Management gp, llc: /s/ Stephen Welker, Stephen Welker, Managing Director (12/26/2024)
- BRAMSON EDWARD J: /s/ Edward J Bramson, Edward J Bramson (12/26/2024)
- Welker Stephen: /s/ Stephen Welker, Stephen Welker (12/26/2024)